Exhibit 99.4

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Notice of Availability of Proxy Materials for
KELSO TECHNOLOGIES INC. Annual General and Special Meeting

Meeting Date and Location:

When:	June 3, 2025	Where:	Suite 2200, RBC Place
	10:00 am (Pacific Time)		885 West Georgia Street, Vancouver, BC

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://www.kelsotech.com/investors/shareholders
OR
www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 10 business days before the meeting. If you do request the current materials, please note that another Proxy/ Voting Instruction Form will not be sent; please retain your current one for voting purposes. To obtain paper copies of the materials, please contact 1-877-314-1879.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Number of Directors - Fixing the Number of Directors

2. Election of Directors - Director Nominees

3. Appointment of Auditors - Appointment and Remuneration of Auditor

4. Adoption of Omnibus Equity Incentive Plan - Adoption of Omnibus Equity Incentive Plan

5. Approval of Unallocated Stock Options - Approval of Unallocated Options Under the Stock Option Plan

6. Approval of Unallocated Restricted Share Units - Approval of Unallocated RSUs Under the RSU Plan

7. Approval of Unallocated Deferred Share Units - Approval of Unallocated DSUs Under the DSU Plan

8. Other Business - Other Business

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form. Your Voting Instruction Form must be received by 10:00 am, Pacific Time on May 30, 2025.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  No Annual Report (or Annual Financial Statements) is (are) included in this mailing